UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated May 07, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ/MF N.° 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” ou “Company”) (BM&FBOVESPA: FIBR3 | NYSE: FBR) in compliance with article 157, §4 of Law no. 6,404/76 and CVM Instruction no. 358/2002, hereby announces the repurchase of part of its debt securities maturing in 2020 (“2020 Notes”) issued by Fibria Overseas Finance Ltd (a wholly-owned subsidiary of Fibria) with a coupon of 7.5% p.a., in the total amount of US$486 million.

This operation is in line with Fibria’s strategy of reducing its gross debt and will provide the Company with annual savings on interest payments of approximately US$36 million as of the second quarter of 2013, equal to US$ 215 million at net present value. Expenses related to the repurchase of the 2020 Notes will have an impact on the second quarter financial results of approximately US$106 million, a portion of which will be non-cash.

São Paulo, May 7th, 2013.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO